Exhibit 1

     An update to the Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288

Republic of Italy
Ministry of Economy and Finance

Current Report

     On September 2, 2002 the Ministry of Economy and Finance of the Republic of Italy announced that the Republic’s net borrowing for the eight-month period ended August 31, 2002 totaled €34.1 billion, compared to €21.2 billion for the same period in 2001. The increase in net borrowing is principally attributable to lower tax receipts due to the continuing slowdown of the Italian economy, in line with other EU countries, and to an increase in taxpayer use of tax credits. In addition, €1 billion of the increase in net borrowing is attributable to changes in payment methods for excise duties on mineral oils, while €2 billion of the increase is attributable to the impact of an increase in the deficit in Italy’s balance of payments with the EU.

     Italy’s net borrowing for the month of August 2002 totaled €3 billion compared to €2.8 billion in the month of August 2001. This increase is principally attributable to the advancement of the closing date in 2002 for payments of corporate tax from August to July.

     On August 29, 2002 ISTAT published forecasts estimating that consumer prices during August 2002 increased at an annual rate of 2.3 per cent, compared to 2.2 per cent in the previous month.